Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following content was made available on the New T-Mobile website:

Former U.S. Rep. Waxman: “The Sprint-T-Mobile Merger Will Benefit Californians”

“As a member of Congress, I always studied proposed mergers with a critical eye. In my 40 years as a U.S. Representative, including my time as chairman of the Energy & Commerce Committee, I worked to protect California consumers. This led me to oppose concentrations of power, especially if such actions would lead to less competition, higher prices, or lower-quality products. But after working with and for T-Mobile and after studying the merits of this transaction, I can say with confidence that the Sprint-T-Mobile merger will benefit Californians.”

•	Henry A. Waxman Op-Ed, “We’d Be Better Off With T-Mobile-Sprint Merger,” CALmatters, 11/12/18

The T-Mobile-Sprint Merger Will Help Close The Technological Divide Currently Present In California: Former President Clinton Advisor

“Our state is long overdue to upend the telecommunications status quo. We are only as strong as our most vulnerable communities, and there are currently far too many Californians on the wrong side of the technological divide. We need to bridge that gap fast, as it is key to the economic growth of our state and the well-being of our residents. A stronger competitor in the wireless marketplace, with the ability to speed up 5G investment, will help make that happen.”

•	Maria Echaveste, University of California – Berkeley Professor, “To Bridge California’s Digital Divide, Let T-Mobile And Sprint Merge,” Fresno Bee, 1/14/19

Former Massachusetts and Washington Attorneys General Support T-Mobile-Sprint Merger

“In today’s dynamic market for broadband internet — where the advent of 5G technology promises to transform and expand consumer options — scale is critical to competition. The proposed merger of T-Mobile and Sprint is a case in point. The reason why we support this merger — and, in fact, why we joined the T-Mobile advisory team — is that it will create substantial consumer benefits by giving the combined company the spectrum, assets and scale to more effectively challenge larger players.”

- Martha Coakley & Rob McKenna Op-Ed, “T-Mobile-Sprint Is A Different Merger For A Different Era,” The Hill, 1/15/19

Talk More Wireless CEO: New T-Mobile Will Bring Affordable 5G to Americans Everywhere

“With plans to invest nearly $40 billion within the first three years of the merger and bring a nationwide 5G network sooner than otherwise possible, the New T-Mobile will push AT&T and Verizon to do the same. As the New T-Mobile develops a nationwide 5G footprint on a faster timetable, dealers like Talk More Wireless will be there to help rural and cost-conscious Americans reap the benefits. T-Mobile’s record of bringing mobile broadband to underserved Americans speaks for itself, and I can’t wait to see the great things that T-Mobile and Sprint can do together.”

•	Jimmy Ralph, CEO and Founder, Talk More Wireless, “ T-Mobile and Sprint to strengthen prepaid competition and accelerate nationwide 5G,” RCR Wireless, 12/12/18

Consumers’ Research Executive Director: Consumers Win with T-Mobile-Sprint Merger

“Together, however, T-Mobile and Sprint would have the requisite size, money, and spectrum licenses to compete with Verizon and AT&T in pushing forward the industry’s technological capabilities. By allowing the two carriers to join forces, the FCC and the DOJ would empower a third, robust competitor to vie with telecommunication’s front-runners. In that race, cellular customers win.”

•	Kyle Burgess, Executive Director, Consumers’ Research, “Let ‘Em Merge! Why Regulators Should Approve T-Mobile-Sprint Merger,” Investor’s Business Daily, 9/28/18

Former FCC Associate General Counsel: T-Mobile-Sprint Merger Means More Robust Competition

“The proposed T-Mobile/Sprint merger’s enablement of a rapidly deployed nationwide 5G network would significantly benefit consumers and enterprises.”

•	Randolph J. May, President of the Free State Foundation and former FCC Associate General Counsel, and Seth L. Cooper, Senior Fellow at the Free State Foundation (8/27/18)

Maine Public Advocate Says the T-Mobile-Sprint Merger Will Stimulate Maine’s Economy

“The new T-Mobile will bring us the first nationwide 5G network, modernize our economy, expand rural access, and provide affordable broadband options to Mainers. As Maine’s public advocate, I support this merger so the new T-Mobile can bring us into the 5G future and benefit consumers in Maine and across the country.”

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Barry Hobbins, Maine Public Advocate and former member of the Maine House of Representatives and the Maine Senate, “T-Mobile merger could be a gamechanger for broadband connectivity,” Bangor Daily News, 8/27/18

Draper Area Chamber of Commerce President Believes New T-Mobile Will Benefit Every American

“…Rarely do we have the opportunity to voice our support for something that would impact virtually every American. The merger between T-Mobile and Sprint provides us with this opportunity. This merger will bring faster internet speeds and increase access to people and communities across the country.”

•	William Rappleye, president and chief executive officer, Draper Area Chamber of Commerce, “Guest opinion: The T-Mobile and Sprint merger is what we need,” Deseret News, 8/26/18

LGBTQ Nonprofit Director: New T-Mobile’s 5G Network Will Pioneer Improved Access to Telehealth Services

“Everyone should be able to choose their doctor, and this is especially consequential for LGBTQ Americans in rural communities. Expanded choice doesn’t end there—the New T-Mobile’s 5G network will force AT&T and Verizon to respond, which means even more investment in rural 5G infrastructure, more access to telehealth, and lower prices for customers.”

•	Chris Wood, Executive Director, LGBT Technology Partnership (9/17/18)

Former Florida Public Service Commissioner: Florida Businesses to Gain from T-Mobile-Sprint Merger

“Indeed, the next-gen mobile network resulting from the merger can be harnessed to create additional business opportunities in the Sunshine State. Wireless technology is an essential tool for all businesses and through the power, speed and reliability of 5G networks, our businesses can flourish…5G networks not only mean more robust economic development, but stronger and broader educational options, enhanced public safety, and greater access to health care for our communities.”

•	Ronald A. Brisé, former Florida Public Service commissioner, “T-Mobile-Sprint merger will help Florida businesses grow,” Orlando Sentinel, 11/14/18

National Diversity Coalition Collaborates with New T-Mobile on Diversity, Community Investment and Low-Income Wireless Initiatives

“The MOU ‘demonstrates T-Mobile’s commitment to best practices in corporate social responsibility and earns them the opportunity to prove that their proposed merger with Sprint would bring value and benefit to consumers throughout California … NDC looks forward to a great partnership with T-Mobile that will set a new standard in collaboration between community-based organizations and corporate America.’”

•	Faith Bautista, National Diversity Coalition CEO, “NDC and T-Mobile sign momentous MOU,” 1/31/19

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The FIRST Nationwide 5G Network Will Benefit ALL Consumers New T-Mobile will have the right mix of available spectrum, financial strength and management expertise to create the FIRST nationwide 5G network. The lifeblood of the wireless industry is spectrum and to build a 5G network, you need the right mix of available lowband, midband and high band. New T-Mobile will lead 5G deployment with the complementary spectrum and cell sites, with more capacity and at faster speeds than either company could do on a standalone basis. The massive amount of new capacity in the New T-Mobile’s network will bring our costs for delivering each GB of service way down. Americans who use lower-cost services will benefit more from this than anyone else. We will deliver more for less! By 2024, the New T-Mobile network will have approximately double the total capacity and triple the total 5G capacity of T- Mobile and Sprint combined, with 5G speeds four to six times what they could achieve on their own. With Sprint’s expansive 2.5 GHz spectrum, T-Mobile’s nationwide 600 MHz spectrum, and other combined assets, the New T-Mobile plans to create the highest capacity network in U.S. history. The U.S. must move quickly and our leadership can do just that. T-Mobile deployed The New T-Mobile’s increased investment in its 5G network and rapid growth into in-home broadband and loT will also stimulate thousands of additional jobs throughout the U.S. economy. We will hire new employees to build new cell towers to build out our 5G network, which also means many new engineering and construction jobs. We will be hiring in local communities as we build out 5G. NERA Economic Consulting’s analysis has found that the merger will contribute an annual average of approximately 24,960 jobs from 2019 to 2023. The New T-Mobile will be a critical part of the engine driving job growth and economic value throughout the mobile ecosystem during 5G deployment and beyond.

Wireless Disruption Continues The Un-Carrier strategy has farced dramatic charge across all aspects of the wireless industry. We’ve listened to customers, solved their pain points and ushered in the era of Unlimited. We won’t stop now Together T- Mobile and Sprint will put that same disruptive, pro-consumer strategy into overdrive for even more consumers and in the enterprise market. With our enhanced network scale we will.,. Lower prices Our enhanced scale allows the New T-Mobile to compete at lower prices WITH NO END IN SIGHT Capacity will double and the cost of delivering data will plummet Outstanding Service We will expand our unique customer service model to Sprint and deliver better coverage, reliability and speed Greater value We will deliver a growing set of innovative offerings in video, loT, VR and more MORE competition There will be a MAJOR expansion of competition into rural markets and for businesses of all sizes Value for cost-conscious consumers New T-Mobile will vigorously compete for consumers at all price points. We significantly increased prepaid accessibility with MetroPCS and New T-Mobile will do the same. Create jobs The New T-Mobile commits to have more U.S. employees on payroll from Day One than the prior standalone companies do now. We’ll create more than 3,600 new full-time jobs at New T-Mobile in year one (2019). Respected economists have concluded that New T-Mobile’s nationwide 5G network will force greater investment from competitors, resulting in a up to 55 percent decrease in price per GB and over 100 percent increase in data supply for all wireless customers. This will benefit all of our customers and will help us drive competition across all price points in the market. Consumers get both a dollar and also a data dividend from the merger

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.